SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C., 20549

                                   ----------

                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998      Commission File Number 33-46530

                                   ----------

                       THE FINOVA GROUP INC. SAVINGS PLAN
                 (Full title of the plan and the address of the
            plan, if different from that of the issuer named below.)


                              THE FINOVA GROUP INC.
                     (Name of the issuer of securities held
                             pursuant to the plan.)


                      1850 N. Central Avenue, P.O. Box 2209
                          Phoenix, Arizona 85002 - 2209
                  (Address of its principal executive office.)

                       THE FINOVA GROUP INC. SAVINGS PLAN
                                TABLE OF CONTENTS


FINANCIAL STATEMENTS AND EXHIBITS

  Financial Statements
                                                                         Page(s)
                                                                         -------
    Independent Auditors' Report                                            1

    Statements of Net Assets Available for
      Benefits - December 31, 1998 and 1997                                 2

    Statements of Changes in Net Assets Available for
      Benefits - for the Years Ended December 31, 1998
      and 1997                                                              3

    Notes to Financial Statements                                         4 - 15

    Supplemental Schedules                                               16 - 18

  Signatures                                                                19

  Exhibits                                                               20 - 21

INDEPENDENT AUDITORS' REPORT

To The Administration Committee and
Plan Participants of
The FINOVA Group Inc. Savings Plan
Phoenix, Arizona


We have audited the accompanying statements of net assets available for benefits of The FINOVA Group Inc. Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 18, 1999
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                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                              DECEMBER 31,
                                                       -------------------------
ASSETS                                                     1998          1997
                                                       -----------   -----------
 INVESTMENTS, at fair value:
  Shares of registered investment companies:
   Vanguard Windsor Fund                               $ 8,476,503   $ 8,304,041
   T. Rowe Price Equity Index Fund                       7,958,034     4,862,845
   T. Rowe Price Growth & Income Fund                    6,595,663     5,519,993
   T. Rowe Price New America Growth Fund                 6,533,244     4,893,672
   T. Rowe Price Stable Value Common Trust Fund          5,696,318     4,134,064
   T. Rowe Price International Stock Fund                3,540,731     2,662,197
   T. Rowe Price Prime Reserve Fund                      2,357,859     1,200,028
   T. Rowe Price Spectrum Income Fund                    2,062,571     1,548,246
   T. Rowe Price Small-CAP Value Fund                    1,770,194     1,707,669
   Vanguard Bond Index Fund                              1,425,016       978,650
   T. Rowe Price International Bond Fund                   116,272        74,025

 Common Stock:
   The FINOVA Group Inc. Common Stock                   12,268,435     9,927,212
   Bell Atlantic Common Stock                                   --     2,670,691
   The Dial Corporation Common Stock                            --       387,159
   VIAD Corp Common Stock                                       --       370,936
   U. S. Bancorp Common Stock                                   --        97,064

 Participant notes receivable                            1,565,228     1,543,994
                                                       -----------   -----------
     Total investments                                  60,366,068    50,882,486
                                                       -----------   -----------

CONTRIBUTIONS RECEIVABLE                                   186,704       142,700

DIVIDENDS RECEIVABLE                                        39,622        34,541

CASH                                                           524       345,622
                                                       -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                      $60,592,918   $51,405,349
                                                       ===========   ===========

                        See Notes to Financial Statements

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                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

ADDITIONS:                                                 1998         1997
                                                       -----------   -----------
 Contributions:

  Employee wage reductions                             $ 4,896,597   $ 3,735,750
  Employer contributions                                 1,496,531     1,177,559
                                                       -----------   -----------
     Total contributions                                 6,393,128     4,913,309
                                                       -----------   -----------

 Rollover deposits                                         710,842       992,742
 Investment income:
   Dividends and interest income                         3,105,225     3,115,593
   Net appreciation in fair value of investments         2,376,122     7,441,582
                                                       -----------   -----------
     Total investment income                             5,481,347    10,557,175
                                                       -----------   -----------

     Total additions                                    12,585,317    16,463,226

DEDUCTIONS - distributions to participants               3,397,748     5,308,799
                                                       -----------   -----------

NET INCREASE                                             9,187,569    11,154,427

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                    51,405,349    40,250,922
                                                       -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                         $60,592,918   $51,405,349
                                                       ===========   ===========

                        See Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

1. DESCRIPTION OF THE PLAN

     The following brief description of The FINOVA Group Inc. Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

     a. GENERAL - The Plan was established March 18, 1992 (date of inception) in connection with the spin-off of The FINOVA Group Inc. and its subsidiaries (the "Company" or "FINOVA") by The Dial Corp ("Dial"). The assets of the Plan were formerly held in the Dial Companies Capital Accumulation Plan ("Dial Plan") and The Dial Corp Employee Stock Ownership Plan ("Dial ESOP") for the benefit of employees of the Company participating in the Dial Plan and the Dial ESOP. These amounts were transferred to the Plan in 1992. Employees of the Company are eligible to become a participant in the Plan in the month following employment with FINOVA. Employees are able to reduce their salaries on a pre-tax basis which the Company contributes to the Plan. After-tax contributions were permitted through December 31, 1996; after-tax contributions were not allowed after December 31, 1996. The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

     b. INVESTMENT PROGRAMS - Receipts of the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. Except as noted below, the Plan offers participants the following funds. All dividends or income generated by the following funds are reinvested, except as noted below.

          (1) VANGUARD WINDSOR FUND - This managed fund invests in the common stock of other companies. The fair value of the fund is dependent on the market value of the stocks.

          (2) T. ROWE PRICE EQUITY INDEX FUND - This managed fund invests in the common stock of other companies and is intended to mimic the performance of the U.S. equity markets as represented by the Standard & Poor's 500 Composite Stock Index. The fair value of the fund is dependent on the market value of the stocks.

          (3) T. ROWE PRICE GROWTH & INCOME FUND - This managed fund invests primarily in the common stock of companies with prospects for appreciation and increasing dividends. The fair value of the fund is dependent on the market value of the stocks.

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                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

          (4) T. ROWE PRICE NEW AMERICA GROWTH FUND - This managed fund invests primarily in the common stock of United States growth companies which operate in service industries. The fair value of the fund is dependent on the market value of the stocks.

          (5) T. ROWE PRICE STABLE VALUE COMMON TRUST FUND - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies, bank investment contracts issued by financial institutions and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments. The fair value of the fund approximates contract value. Interest rates for the fund's underlying investment contracts range from 5.01% to 8.41% for 1998, allowing for a blended rate of return for the fund for 1998 of 6.16%.

          (6) T. ROWE PRICE INTERNATIONAL STOCK FUND - This managed fund invests primarily in the common stock of established companies outside the United States. The fair value of the fund is dependent on the market value of the stocks.

          (7) T. ROWE PRICE PRIME RESERVE FUND - This managed fund invests in short-term money market instruments such as certificates of deposit, treasury bills and corporate notes which earn income based on short-term interest rates. The fair value of the fund is the cost basis of the investment.

          (8) T. ROWE PRICE SPECTRUM INCOME FUND - This managed fund invests primarily in a diversified group of T. Rowe Price mutual funds which, in turn, invest principally in fixed income securities. The fair value of the fund is dependent on the market value of the invested funds.

          (9) T. ROWE PRICE SMALL-CAP VALUE FUND - This managed fund invests primarily in the common stock of companies with a market value of $500 million or less that appear undervalued by various measures, such as price/earnings or price/book value ratios. The fair market value of the fund is dependent on the market value of the stocks.

          (10) VANGUARD BOND INDEX FUND - This managed fund invests in U.S. government and corporate bonds and mortgage-backed securities, which earn income based on interest rates. The fair value of the fund is dependent on the market value of the investments.

          (11) T. ROWE PRICE INTERNATIONAL BOND FUND - This managed fund invests outside the U.S. in a diversified portfolio of non dollar-denominated government and corporate bonds with primarily high-quality credit ratings. The fair value of the fund is dependent on the market value of the investments.

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                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

          (12) THE FINOVA GROUP INC. COMMON STOCK - Funds are invested in the common stock of FINOVA. The fair value of this stock is dependent upon the fluctuations in its market value.

          (13) BELL ATLANTIC COMMON STOCK - Funds were invested in the common stock of Bell Atlantic Corporation. Participants had until
               December 31, 1997 to liquidate their holdings. The final settlement of the liquidated holdings occurred in January 1998 and the funds reinvested in accordance with the participants' current investment elections.

          (14) THE DIAL CORPORATION COMMON STOCK - Funds were invested in the common stock of The Dial Corporation. Participants had until
               December 31, 1997 to liquidate their holdings. The final settlement of the liquidated holdings occurred in January 1998 and the funds reinvested in accordance with the participants' current investment elections.

          (15) VIAD CORPORATION (FORMERLY THE DIAL CORP) COMMON STOCK - Funds were invested in the common stock of Viad Corp ("VIAD").
               Participants had until December 31, 1997 to liquidate their holdings. The final settlement of the liquidated holdings occurred in January 1998 and the funds reinvested in accordance with the participants' current investment elections.

          (16) U.S. BANCORP COMMON STOCK - This fund was invested in the common stock of U.S. Bancorp. On August 25, 1997, U.S. Bancorp was acquired by First Bank Systems, Inc. Participants had until
               December 31, 1997 to liquidate their holdings. The final settlement of the liquidated holdings occurred in January 1998 and the funds reinvested in accordance with the participants' current investment elections.

          (17) PARTICIPANT NOTES RECEIVABLE - The Plan allows participants to borrow up to 50% of their vested account balance, subject to certain restrictions. Such loans have terms of one to five years, except residential mortgage loans, which may have terms up to 25 years. The Plan allows participants to have two loans outstanding concurrently. The loan repayments are reinvested according to the participants' current investment elections.

     c. CONTRIBUTIONS - Employees may elect Voluntary pre-tax wage reductions. These pre-tax reductions are contributed to the Plan by the Company and may range from 1% to 15% of taxable compensation ("as defined").

          Employees of the Company are eligible to receive matching contributions beginning in the month following the first twelve consecutive month period during which they have at least 1,000 hours

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

          of service with the Company. The matching contributions are based on employee pre-tax salary reductions to the Plan, up to a maximum of 100% of the first 6% of salary reduction. The first 3% of the Company's matching contributions are invested in FINOVA's common stock to be held in FINOVA's Employee Stock Ownership Plan ("ESOP"). The remaining 3% can be invested in any of the Plan's qualified investments, including FINOVA common stock.

          The Company's contributions are at the discretion of the Company's Board of Directors. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

     d.   DISTRIBUTIONS  -  Distributions  of Plan assets  primarily  occur from participant termination from the Company, financial hardship, disability, retirement or death. Other distributions may occur in accordance with the Plan documents and current ERISA regulations.

     e. VESTING - Contributions to the Plan are 100% vested and nonforfeitable at all times.

     f. PARTICIPANT ACCOUNTS - For each participant, various accounts are maintained to record employee wage reductions, Company matching contributions and participant rollover deposits transferred to the Plan. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

     g. PLAN ADMINISTRATION - The Plan is administered by a committee of at least three persons appointed by the Board of Directors of the Company. At the Company's option, the Company paid expenses of maintaining the Plan in 1998 and 1997.

     h. PLAN TERMINATION - While it is the Company's intention to continue the Plan, the Company has the right to terminate or amend the Plan at any time.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual basis of accounting.

     b. INVESTMENT VALUE AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

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                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     c.   PAYMENT OF BENEFITS - Benefits are recorded when paid.

     d. USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. CHANGES IN NET ASSETS BY FUND

     The following tables represent the changes in net assets available for benefits by investment fund for the years ended December 31, 1998 and 1997:

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                        T. Rowe Price
                                          -----------------------------------------------------------
                                           Vanguard          Equity        Growth &   New America
                                            Windsor           Index         Income      Growth
                                             Fund             Fund           Fund        Fund
                                          -----------------------------------------------------------
ADDITIONS:
    Contributions:
         Employee wage reductions         $   832,602      $  803,442     $   539,628   $  533,738
         Employer Contributions               259,126         235,129         171,920      166,004
                                          -----------      ----------     -----------   ----------
           Total contributions              1,091,728       1,038,571         711,548      699,742
                                          -----------      ----------     -----------   ----------

    Rollover deposits                          59,681         184,943          96,389       63,943
    Loan payments                             104,984         145,428          92,287       68,141
    Investment income:
         Dividends and interest income        751,631          97,805         635,518      469,236
         Net investment appreciation/
          (depreciation)                     (653,958)      1,532,527          (2,663)     479,879
                                          -----------      ----------     -----------   ----------
           Total investment income             97,673       1,630,332         632,855      949,115
                                          -----------      ----------     -----------   ----------
           Total additions                  1,354,066       2,999,274       1,533,079    1,780,941
                                          -----------      ----------     -----------   ----------
DEDUCTIONS:
    Distributions to participants             308,223         135,548         542,126      512,471
    New loans                                 100,170         122,373          46,327       69,645
                                          -----------      ----------     -----------   ----------
         Total deductions                     408,393         257,921         588,453      582,116
                                          -----------      ----------     -----------   ----------

INTERFUND TRANSFERS                          (773,211)        353,836         131,044      440,747
                                          -----------      ----------     -----------   ----------

NET INCREASE                                  172,462       3,095,189       1,075,670    1,639,572
NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year             8,304,041       4,862,845       5,519,993    4,893,672
NET ASSETS AVAILABLE FOR
                                          ===========      ==========     ===========   ==========
    BENEFITS, end of year                 $ 8,476,503      $7,958,034     $ 6,595,663   $6,533,244
                                          ===========      ==========     ===========   ==========

                                                      T. Rowe Price
                                          ----------------------------------------
                                            Stable     International      Prime
                                            Value          Stock         Reserve
                                             Fund          Fund           Fund
                                          ----------------------------------------
ADDITIONS:
    Contributions:
         Employee wage reductions         $  254,938     $  284,946     $   86,579
         Employer Contributions               95,716         93,132         24,799
                                          ----------     ----------     ----------
           Total contributions               350,654        378,078        111,378
                                          ----------     ----------     ----------

    Rollover deposits                         10,070         33,480         42,355
    Loan payments                             60,817         41,259          5,120
    Investment income:
         Dividends and interest income       306,425        129,233         78,289
         Net investment appreciation/
          (depreciation)                           0        344,207              0
                                          ----------     ----------     ----------
           Total investment income           306,425        473,440         78,289
                                          ----------     ----------     ----------
           Total additions                   727,966        926,257        237,142
                                          ----------     ----------     ----------
DEDUCTIONS:
    Distributions to participants            552,297        157,685        158,806
    New loans                                 71,957         25,449         55,305
                                          ----------     ----------     ----------
         Total deductions                    624,254        183,134        214,111
                                          ----------     ----------     ----------

INTERFUND TRANSFERS                        1,458,542        135,411      1,134,800
                                          ----------     ----------     ----------

NET INCREASE                               1,562,254        878,534      1,157,831
NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year            4,134,064      2,662,197      1,200,028
NET ASSETS AVAILABLE FOR
                                          ==========     ==========     ==========
    BENEFITS, end of year                 $5,696,318     $3,540,731     $2,357,859
                                          ==========     ==========     ==========

                       THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                          T. Rowe Price
                                    -------------------------      Vanguard   T. Rowe Price
                                      Spectrum     Small-CAP         Bond     International
                                       Income        Value          Index         Bond
                                        Fund         Fund            Fund         Fund
                                    -----------   -----------     ----------    ---------
ADDITIONS:
  Contributions:
    Employee wage reductions        $   132,749   $   365,169     $  137,505    $  26,084
    Employer Contributions               34,702       103,023         46,958        7,507
                                    -----------   -----------     ----------    ---------
      Total contributions               167,451       468,192        184,463       33,591
                                    -----------   -----------     ----------    ---------

  Rollover deposits                      26,653        58,218         26,171       16,887
  Loan payments                          13,804        25,177         22,432        2,164
  Investment income:
    Dividends and interest income       158,908       124,328         83,287        4,603
    Net investment appreciation/
      (depreciation)                    (31,669)     (377,559)        21,191        8,716
                                    -----------   -----------     ----------    ---------
      Total investment income           127,239      (253,231)       104,478       13,319
                                    -----------   -----------     ----------    ---------
        Total additions                 335,147       298,356        337,544       65,961
                                    -----------   -----------     ----------    ---------
DEDUCTIONS:
    Distributions to participants       163,052       171,518         26,165          466
    New loans                             8,713        15,917         14,167        3,777
                                    -----------   -----------     ----------    ---------
        Total deductions                171,765       187,435         40,332        4,243
                                    -----------   -----------     ----------    ---------

INTERFUND TRANSFERS                     350,943       (48,396)       149,154      (19,471)
                                    -----------   -----------     ----------    ---------

NET INCREASE                            514,325        62,525        446,366       42,247
NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year       1,548,246     1,707,669        978,650       74,025
                                    -----------   -----------     ----------    ---------
NET ASSETS AVAILABLE FOR
    BENEFITS, end of year           $ 2,062,571   $ 1,770,194     $1,425,016    $ 116,272
                                    ===========   ===========     ==========    =========

                                     The FINOVA        Bell         The Dial
                                     Group Inc.      Atlantic      Corporation
                                       Common         Common         Common
                                       Stock          Stock           Stock
                                     -----------    -----------     ---------
ADDITIONS:
  Contributions:
    Employee wage reductions         $   855,213    $         0     $       0
    Employer Contributions               258,515              0             0
                                     -----------    -----------     ---------
      Total contributions              1,113,728              0             0
                                     -----------    -----------     ---------

  Rollover deposits                       92,052              0             0
  Loan payments                          117,789              0             0
  Investment income:
    Dividends and interest income        133,729              0         1,488
    Net investment appreciation/
      (depreciation)                   1,074,909        (40,730)        9,118
                                     -----------    -----------     ---------
      Total investment income          1,208,638        (40,730)       10,606
                                     -----------    -----------     ---------
        Total additions                2,532,207        (40,730)       10,606
                                     -----------    -----------     ---------
DEDUCTIONS:
    Distributions to participants        560,599              0             0
    New loans                            171,500              0             0
                                     -----------    -----------     ---------
        Total deductions                 732,099              0             0
                                     -----------    -----------     ---------

INTERFUND TRANSFERS                      541,115     (2,629,961)     (397,765)
                                     -----------    -----------     ---------

NET INCREASE                           2,341,223     (2,670,691)     (387,159)
NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year        9,927,212      2,670,691       387,159
                                     -----------    -----------     ---------
NET ASSETS AVAILABLE FOR
    BENEFITS, end of year            $12,268,435    $         0     $       0
                                     ===========    ===========     =========

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                     Viad           U.S.
                                     Corp         Bancorp
                                    Common        Common           Plan
                                     Stock         Stock          Account          Total
                                   ---------     ---------     ------------     -----------
ADDITIONS:
  Contributions:
    Employee wage reductions       $       0     $       0     $     44,004     $ 4,896,597
    Employer Contributions                 0             0                0       1,496,531
                                   ---------     ---------     ------------     -----------
      Total contributions                  0             0           44,004       6,393,128
                                   ---------     ---------     ------------     -----------

  Rollover deposits                        0             0                0         710,842
  Loan payments                            0             0         (699,402)              0
  Investment income:
    Dividends and interest income      1,536             0          129,209       3,105,225
    Net investment appreciation/
      (depreciation)                  11,345           809                0       2,376,122
                                   ---------     ---------     ------------     -----------
      Total investment income         12,881           809          129,209       5,481,347
                                   ---------     ---------     ------------     -----------
      Total additions                 12,881           809         (526,189)     12,585,317
                                   ---------     ---------     ------------     -----------
DEDUCTIONS:
    Distributions to participants          0             0          108,792       3,397,748
    New loans                              0             0         (705,300)              0
                                   ---------     ---------     ------------     -----------
        Total deductions                   0             0         (596,508)      3,397,748
                                   ---------     ---------     ------------     -----------

INTERFUND TRANSFERS                 (383,817)      (97,873)        (345,098)              0
                                   ---------     ---------     ------------     -----------

NET INCREASE                        (370,936)      (97,064)        (274,779)      9,187,569
NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year      370,936        97,064        2,066,857      51,405,349
                                   ---------     ---------     ------------     -----------
NET ASSETS AVAILABLE FOR
    BENEFITS, end of year          $       0     $       0     $  1,792,078     $60,592,918
                                   =========     =========     ============     ===========

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                        T. Rowe Price
                                                          ----------------------------------------
                                            Vanguard        Equity        Growth &     New America
                                             Windsor         Index         Income        Growth
                                              Fund           Fund           Fund          Fund
                                           ----------     ----------     ----------    -----------
ADDITIONS:
    Contributions:
         Employee wage reductions          $  680,470     $  479,282     $  453,081    $   448,436
         Employer Contributions               216,297        151,630        141,400        137,292
                                           ----------     ----------     ----------    -----------
           Total contributions                896,767        630,912        594,481        585,728
                                           ----------     ----------     ----------    -----------

    Rollover deposits                         162,707        165,133         94,814         39,551
    Loan payments                              88,726         82,996         72,015         71,687
    Investment income:
         Dividends and interest income      1,301,618         99,043        306,362        235,732
         Net investment appreciation/
           (depreciation)                      32,768        912,306        712,818        611,358
                                           ----------     ----------     ----------    -----------
           Total investment income          1,334,386      1,011,349      1,019,180        847,090
                                           ----------     ----------     ----------    -----------
           Total additions                  2,482,586      1,890,390      1,780,490      1,544,056
                                           ----------     ----------     ----------    -----------
DEDUCTIONS:
    Distribution to participants              563,089        116,275        648,509        605,918
    New loans                                 144,764        152,290         85,690         66,986
                                           ----------     ----------     ----------    -----------
         Total deductions                     707,853        268,565        734,199        672,904
                                           ----------     ----------     ----------    -----------

INTERFUND TRANSFERS                           623,383        752,388        372,149       (169,378)
                                           ----------     ----------     ----------    -----------

NET INCREASE                                2,398,116      2,374,213      1,418,440        701,774
NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year             5,905,925      2,488,632      4,101,553      4,191,898
                                           ----------     ----------     ----------    -----------
NET ASSETS AVAILABLE FOR
    BENEFITS, end of year                  $8,304,041     $4,862,845     $5,519,993    $ 4,893,672
                                           ==========     ==========     ==========    ===========

                                                        T. Rowe Price
                                          -------------------------------------------
                                                        International        Prime
                                         Stable Value       Stock           Reserve
                                             Fund           Fund             Fund
                                         ------------   -------------     -----------
ADDITIONS:
    Contributions:
         Employee wage reductions         $  293,685     $   279,722      $    87,748
         Employer Contributions              110,678          89,464           26,628
                                          ----------     -----------      -----------
           Total contributions               404,363         369,186          114,376
                                          ----------     -----------      -----------

    Rollover deposits                         21,004          50,928           28,336
    Loan payments                             53,773          39,823           13,679
    Investment income:
         Dividends and interest income       273,100         143,600           59,779
         Net investment appreciation/
           (depreciation)                        512         (68,008)             454
                                          ----------     -----------      -----------
           Total investment income           273,612          75,592           60,233
                                          ----------     -----------      -----------
           Total additions                   752,752         535,529          216,624
                                          ----------     -----------      -----------

DEDUCTIONS:
    Distribution to participants             923,920         383,866          367,366
    New loans                                 60,503          32,984           34,395
                                          ----------     -----------      -----------
         Total deductions                    984,423         416,850          401,761
                                          ----------     -----------      -----------

INTERFUND TRANSFERS                          253,300          59,740          156,213
                                          ----------     -----------      -----------

NET INCREASE                                  21,629         178,419          (28,924)
NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year            4,112,435       2,483,778        1,228,952
                                          ----------     -----------      -----------
NET ASSETS AVAILABLE FOR
    BENEFITS, end of year                 $4,134,064     $ 2,662,197      $ 1,200,028
                                          ==========     ===========      ===========

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                            T. Rowe Price
                                     ---------------------------     Vanguard     T. Rowe Price
                                      Spectrum        Small-CAP        Bond       International
                                       Income           Value          Index          Bond
                                        Fund            Fund           Fund           Fund
                                     -----------     -----------     ---------     -----------
ADDITIONS:
  Contributions:
    Employee wage reductions         $    86,261     $   195,229     $ 116,883     $    22,211
    Employer Contributions                29,024          49,635        39,782           4,544
                                     -----------     -----------     ---------     -----------
      Total contributions                115,285         244,864       156,665          26,755
                                     -----------     -----------     ---------     -----------

  Rollover deposits                       31,705          54,442        86,589          21,837
  Loan payments                           25,040          13,719        33,532             974

  Investment income:
    Dividends and interest income        107,955         103,870        55,248           3,525
    Net investment appreciation/
      (depreciation)                      56,418         143,980        23,507          (4,326)
                                     -----------     -----------     ---------     -----------
      Total investment income            164,373         247,850        78,755            (801)
                                     -----------     -----------     ---------     -----------
      Total additions                    336,403         560,875       355,541          48,765
                                     -----------     -----------     ---------     -----------
DEDUCTIONS:
    Distributions to participants        136,847          93,481        39,433           2,396
    New loans                             16,155          14,574        48,838           3,079
                                     -----------     -----------     ---------     -----------
        Total deductions                 153,002         108,055        88,271           5,475
                                     -----------     -----------     ---------     -----------

INTERFUND TRANSFERS                      (13,340)        686,416       (41,097)        (16,344)
                                     -----------     -----------     ---------     -----------

NET INCREASE                             170,061       1,139,236       226,173          26,946
NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year        1,378,185         568,433       752,477          47,079
                                     -----------     -----------     ---------     -----------
NET ASSETS AVAILABLE FOR
    BENEFITS, end of year            $ 1,548,246     $ 1,707,669     $ 978,650     $    74,025
                                     ===========     ===========     =========     ===========

                                     The FINOVA         Bell         The Dial
                                     Group Inc.       Atlantic      Corporation
                                       Common          Common         Common
                                       Stock           Stock           Stock
                                     -----------     -----------     ---------
ADDITIONS:
  Contributions:
    Employee wage reductions         $   584,347     $         0     $       0
    Employer Contributions               181,185              --            --
                                     -----------     -----------     ---------
      Total contributions                765,532              --            --
                                     -----------     -----------     ---------

  Rollover deposits                      235,696              --            --
  Loan payments                          122,491              --            --

  Investment income:
    Dividends and interest income         98,831         178,659        13,997
    Net investment appreciation/
      (depreciation)                   3,227,136       1,413,063       204,750
                                     -----------     -----------     ---------
      Total investment income          3,325,967       1,591,722       218,747
                                     -----------     -----------     ---------
      Total additions                  4,449,686       1,591,722       218,747
                                     -----------     -----------     ---------
DEDUCTIONS:
    Distributions to participants        438,443         833,391        33,425
    New loans                            108,817           8,945            --
                                     -----------     -----------     ---------
        Total deductions                 547,260         842,336        33,425
                                     -----------     -----------     ---------

INTERFUND TRANSFERS                      743,337      (2,655,783)     (485,464)
                                     -----------     -----------     ---------

NET INCREASE                           4,645,763      (1,906,397)     (300,142)
NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year        5,281,449       4,577,088       687,301
                                     -----------     -----------     ---------
NET ASSETS AVAILABLE FOR
    BENEFITS, end of year            $ 9,927,212     $ 2,670,691     $ 387,159
                                     ===========     ===========     =========

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                       Viad           U.S.
                                       Corp          Bancorp
                                      Common         Common            Plan
                                       Stock          Stock           Account          Total
                                     ---------     -----------     ------------     -----------
ADDITIONS:
  Contributions:
    Employee wage reductions         $       0     $         0     $      8,395     $ 3,735,750
    Employer Contributions                  --              --               --       1,177,559
                                     ---------     -----------     ------------     -----------
      Total contributions                   --              --            8,395       4,913,309
                                     ---------     -----------     ------------     -----------

  Rollover deposits                         --              --               --         992,742
  Loan payments                             --              --         (618,455)             --
  Investment income:                        --
    Dividends and interest income       14,067           2,569          117,638       3,115,593
    Net investment appreciation/
      (depreciation)                   114,997          59,849               --       7,441,582
                                     ---------     -----------     ------------     -----------
      Total investment income          129,064          62,418          117,638      10,557,175
                                     ---------     -----------     ------------     -----------
      Total additions                  129,064          62,418         (492,422)     16,463,226
                                     ---------     -----------     ------------     -----------

DEDUCTIONS:
    Distributions to participants       37,278           1,523           83,639       5,308,799
    New loans                               --             280         (778,300)             --

        Total deductions                37,278           1,803         (694,661)      5,308,799
                                     ---------     -----------     ------------     -----------
INTERFUND TRANSFERS                   (485,853)        (46,882)         267,215              --
                                     ---------     -----------     ------------     -----------

NET INCREASE                          (394,067)         13,733          469,454      11,154,427
NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year        765,003          83,331        1,597,403      40,250,922
                                     ---------     -----------     ------------     -----------
NET ASSETS AVAILABLE FOR
    BENEFITS, end of year            $ 370,936     $    97,064     $  2,066,857     $51,405,349
                                     =========     ===========     ============     ===========

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

4. RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price also serves as the trustee as defined by the Plan.

5. FEDERAL INCOME TAX STATUS

     The Plan has received a determination letter from the Internal Revenue Service that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is operating in compliance with all requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Code.

6. TWO-FOR-ONE STOCK SPLIT

     On August 14, 1997, the Board of Directors declared a two-for-one stock split of the Company's common stock effected as a stock distribution on October 1, 1997 to shareowners of record as of September 1, 1997.

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 1998

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

              Column B                                    Column C                   Column D      Column E
--------------------------------------   ----------------------------------------   -----------  -------------
                                            Description of Investment Including
 Identity of Issue, Borrower, Lessor      Collateral, Rate of Interest, Maturity
          or Similar Party                      Date, Par or Maturity Value            Cost      Current Value
--------------------------------------   ----------------------------------------   -----------  -------------
Vanguard Windsor Fund                    Common Stock Fund (544,413 shares)         $ 8,636,513   $ 8,476,503
T. Rowe Price Equity Index Fund          Common Stock Fund (238,407 shares)           5,299,190     7,958,034
T. Rowe Price Growth & Income Fund       Common Stock Fund (251,263 shares)           5,678,239     6,595,663
T. Rowe Price New America Growth Fund    Common Stock Fund (136,707 shares)           5,263,462     6,533,244
T. Rowe Price Stable Value
   Common Trust Fund                     GIC Fund (5,696,318 shares)                  5,696,318     5,696,318
T. Rowe Price International Stock Fund   Common Stock Fund (236,206 shares)           3,164,959     3,540,731
T. Rowe Price Prime Reserve Fund         Money Market Fund (2,357,859 shares)         2,357,859     2,357,859
T. Rowe Price Spectrum Income Fund       Bond Fund (179,354 shares)                   2,005,520     2,062,571
T. Rowe Price Small-CAP Value Fund       Common Stock Fund (93,315 shares)            2,012,416     1,770,194
Vanguard Bond Index Fund                 Bond Fund (138,755 shares)                   1,379,883     1,425,016
T. Rowe Price International Bond Fund    Bond Fund (11,116 shares)                      110,479       116,272
The FINOVA Group Inc. Common Stock       Common Stock (227,456 shares)                7,329,530    12,268,435
                                         Participant Loans (rate of interest
Participant Notes Receivable             6.0% to 10.0%), maturing in 1999 to 2023     1,565,228     1,565,228
                                                                                    -----------   -----------
                                                                                    $50,499,596   $60,366,068
                                                                                    ===========   ===========

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 1998

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

      Column A            Column B      Column C      Column D      Column G      Column H       Column I
---------------------------------------------------------------------------------------------------------
                                                                                 Current
                                                                                 Value of
                                                                                 Asset on
  Identity of Party    Description of   Purchase                     Cost of    Transaction     Net Gain/
      Involved              Asset        Price      Selling Price     Asset        Date          (Loss)
---------------------------------------------------------------------------------------------------------
Series of Transactions:

   T. Rowe Price
      Stable Value
      Fund             GIC Fund                       $1,869,380    $1,869,380   $1,869,380
   T. Rowe Price
      Stable Value
      Fund             GIC Fund        $3,431,634                                 3,431,634
   T. Rowe Price
      Equity Index     Common
      Fund             Stock                           1,090,298       879,491    1,090,298   $  210,807
T. Rowe Price
      Equity Index     Common
      Fund             Stock            2,652,982                                 2,652,982
  The FINOVA Group
      Inc.
      Common           Common
      Stock            Stock                           2,706,460     1,645,943    2,706,460    1,060,517
  The FINOVA
      Group Inc.
      Common           Common
      Stock            Stock            3,972,799                                 3,972,799
  Bell Atlantic
      Common           Common
      Stock            Stock                           2,629,961     1,502,368    2,629,961    1,127,593

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 1998

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS (CONTINUED)

      Column A            Column B      Column C      Column D      Column G      Column H       Column I
---------------------------------------------------------------------------------------------------------
                                                                                 Current
                                                                                 Value of
                                                                                 Asset on
  Identity of Party    Description of   Purchase                     Cost of    Transaction     Net Gain/
      Involved              Asset        Price      Selling Price     Asset        Date          (Loss)
---------------------------------------------------------------------------------------------------------

Series of  Transactions (continued):
  T. Rowe Price
     Growth  &         Common
     Income Fund        Stock                          1,605,113     1,240,364    1,605,113      364,749
  T. Rowe Price
     Growth  &         Common
     Income Fund        Stock           2,683,448                                 2,683,448

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         THE FINOVA GROUP INC. SAVINGS PLAN


Dated: June 19, 1999                     Signature: /s/ William C. Roche
                                                    -------------------------
                                                    William C. Roche
                                                    Senior Vice President -
                                                    Human Resources



Dated: June 19, 1999                     Signature: /s/ Bruno A. Marszowski
                                                    -------------------------
                                                    Bruno A. Marszowski
                                                    Senior Vice President -
                                                    Controller and Chief
                                                    Financial Officer

                       THE FINOVA GROUP INC. SAVINGS PLAN
                         COMMISSION FILE NUMBER 33-46530

                                  EXHIBIT INDEX

                                                                  Page No. in
                                                                 Sequentially
                                                                   Numbered
                                                                   Form 11-K
     No.                        Title                               Report
    ----             -----------------------------               -------------
    (23)             Independent Auditors' Consent                    25